[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 14, 2006

VIA EDGAR TRANSMITTAL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NYMEX Holdings, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

At the request of NYMEX Holdings, Inc. (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended, please find the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Please note that the amount of $26,750 has been sent by wire transfer to the Securities and Exchange Commission in payment of the applicable registration fee.

In the event that the Staff has any questions or comments with respect to the Registration Statement, please do not hesitate to contact Eric Friedman at (212) 735-2204 or by telecopy at (917) 777-2204 or the undersigned at (212) 735-3259 or by telecopy at (917) 777-3259.

Very truly yours,

/s/ Michael J. Zeidel

Michael J. Zeidel

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